May 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:    Jeffrey Gabor

Re:	Avantor, Inc.
Registration Statement on Form S-1 (File No. 333-238468)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Avantor, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:30 P.M. (Eastern time) on Wednesday, May 20, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to take all reasonable steps to effect the distribution of as many copies of the preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name:	Brian McMahon
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Executive Director

[Signature Page to Request for Acceleration of Effectiveness]